January 29, 2020

Malcolm Holland
Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive
Suite 800
Dallas, TX 75225

       Re: Veritex Holdings, Inc.
           Registration Statement on Form S-4
           Filed January 21, 2020
           File No. 333-235987

Dear Mr. Holland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance